FORM 6-K

               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549



For September 2, 2005



               Euro Tech Holdings Company Limited
     -------------------------------------------------------
         (Translation of registrant's name into English)

  18/F Gee Chang Hong Centre, 65 Wong Chuk Hang Road, Hong Kong
-----------------------------------------------------------------
            (Address of Principal executive offices)



      Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

              Form 20-F  [ X ]    Form 40-F  [   ]


      Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes  [   ]     No [ X ]


      If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12G3-2(b):82-___________.

Euro Tech Holdings Company Limited
Form 6-K
Page 2 of 4



Item 5.  Other Events
---------------------

     On  September  2,  2005, Euro Tech Holdings Company  Limited
(the  "Company") held its Annual Meeting of Shareholders at  4:00
P.M.  (local  time)  at the Luk Kwok Hotel, 72  Gloucester  Road,
Wanchai, Hong Kong.

     Proposals presented to the shareholders at that meeting were the following:

Proposal 1.    The election of the following nine persons to  the
               Company's Board of Directors:

               T.C. Leung
               Jerry Wong
               Nancy Wong
               C.P. Kwan
               Alex Sham
               Y.K. Liang
               Choi Chiu Ho
               Xu Hong Wang
               Lau Siu Hung

Proposal 2.    Adjourn  the  annual  meeting  if  the  Company's
               management should determine in its sole discretion, at the time of the annual meeting, that an adjournment is necessary to enable it to solicit additional proxies to secure a quorum or the approval of any of the matters identified in this notice of meeting.

     An aggregate of 6,080,548 shares, representing approximately
93.6% of the Company's issued and outstanding 6,497,667 shares on the record date were present in person or by proxy. A clear quorum was present.

     The shareholders in person or by proxy voted their shares as follows:

Euro Tech Holdings Company Limited
Form 6-K
Page 3 of 4


Proposal Number 1.  Election of Directors:
==================

____________________________________________________________________________
                    For       Withhold    Approximate Percentage of
                              Authority         "For Votes"
____________________________________________________________________________
                                          Of All Issued
                                                &
                                           Outstanding   Of Shares
                                              Shares      Present
____________________________________________________________________________
T.C. Leung       6,074,248     6,300         93.5%         99.9%
____________________________________________________________________________
Jerry Wong       6,075,248     5,300         93.5%         99.9%
____________________________________________________________________________
Nancy Wong       6,075,248     5,300         93.5%         99.9%
____________________________________________________________________________
C.P. Kwan        6,075,248     5,300         93.5%         99.9%
____________________________________________________________________________
Alex Sham        6,075,248     5,300         93.5%         99.9%
____________________________________________________________________________
Y.K. Liang       6,075,248     5,300         93.5%         99.9%
____________________________________________________________________________
Ho Choi Chu      6,075,248     6,300         93.5%         99.9%
____________________________________________________________________________
Wang Xu Hong     6,075,248     5,300         93.5%         99.9%
____________________________________________________________________________
Lau Siu Hung     6,075,248     5,300         93.5%         99.9%
____________________________________________________________________________

Proposal Number 2. Adjourn Meeting (if necessary)
==================

____________________________________________________________________________
                                                Approximate Percentage of
           For       Against      Abstain             "For" Votes
____________________________________________________________________________
                                               Of All Issued
                                                     &
                                                Outstanding       Of Shares
                                                   Shares          Present
____________________________________________________________________________
         6,070,404    8,371        1,773           99.8%            93.4%
____________________________________________________________________________

      As a result, all of the Company's director-nominees were elected as Directors of the Company to serve in that capacity for the ensuing year.

Euro Tech Holdings Company Limited
Form 6-K
Page 4 of 4


                           SIGNATURES
                           ----------

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                              EURO TECH HOLDINGS COMPANY LIMITED
                              (Registrant)


Dated: September 16, 2005     By:/s/T.C. Leung
                              -----------------------------------
                              T.C. Leung, Chief Executive Officer
                              and Chairman of the Board